Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, January 14, 2019

FAIRFAX ANNOUNCES EXTENSION OF EXCHANGE OFFER
FOR ITS 4.850% SENIOR NOTES DUE 2028

Toronto, Ontario (January 14, 2019) — Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has extended its offer (the “Exchange Offer”) to exchange up to US$600,000,000 in aggregate principal amount of its 4.850% Senior Notes due 2028 (the “Old Notes”) for an equivalent amount of its 4.850% Senior Notes due 2028 registered under the Securities Act of 1933, as amended (the “Exchange Notes”). US$600,000,000 in aggregate principal amount of the Old Notes were previously issued and sold by Fairfax in a private offering in April 2018.

The Exchange Offer, previously scheduled to expire at 5:00 p.m., New York City time, on Friday, January 11, 2019, will now expire at 5:00 p.m., New York City time, on Thursday, January 17, 2019, unless further extended. An aggregate principal amount of US$574,998,000, or 95.833%, of the outstanding Old Notes was tendered in the Exchange Offer as of 5:00 p.m. on Friday, January 11, 2019.

Fairfax is extending the Exchange Offer to provide holders of any remaining Old Notes additional time to exchange their notes for Exchange Notes. Holders of the Old Notes that have already validly tendered and not validly withdrawn their Old Notes in the Exchange Offer do not need to re-tender their Old Notes or take any other action in response to the extension of the Exchange Offer.

Copies of the Exchange Offer prospectus and other related documents may be obtained from The Bank of New York Mellon, which is serving as the exchange agent for the Exchange Offer.  The Bank of New York Mellon’s contact information is as follows:

BY HAND, MAIL OR OVERNIGHT COURIER:

The Bank of New York Mellon

Corporate Trust — Reorg

111 Sanders Creek Parkway

East Syracuse, NY 13057

For Information Call: (315) 414-3034	BY FACSIMILE: (732) 667-9408 (for eligible institutions only) Attention: Tiffany Castor	Confirm Receipt of Facsimile by: Telephone: (315) 414-3034

This press release is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell any Old Notes or Exchange Notes.  The Exchange Offer is being made only pursuant to the Exchange Offer prospectus, which was distributed to holders of the Old Notes and has been filed with the United States Securities and Exchange Commission as part of Fairfax’s Registration Statement on Form F-10 (File No. 333-228518).

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development,
at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946